Filed Pursuant to Rule 425 of the Securities Act of 1933
                                                       Filer: Dime Bancorp, Inc.
                                             Subject Company: Dime Bancorp, Inc.
                          Dime Bancorp, Inc. Exchange Act File Number: 001-13094


                                                                   March 6, 2000

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                   DIME COMMITTED TO MERGER WITH HUDSON UNITED

         NEW YORK, NY - MARCH 6, 2000- Dime Bancorp, Inc. (NYSE:DME), in response to a hostile acquisition attempt announced today by North Fork Bancorporation, Inc. (NYSE: NFB), issued a strong commitment to pursue its merger of equals with Hudson United Bancorp (NYSE: HU).

         "North Fork's offer is an attempt to destroy a transaction that is in the best interest of Dime, its shareholders and the communities it serves," said Lawrence J. Toal, Chairman and Chief Executive Officer of Dime. "We are strongly committed to this transaction, which will enhance the value of our company."

         Mr. Toal added that, as a matter of fiduciary responsibility to Dime shareholders, a meeting would be scheduled to consider North Fork's proposal in due course.

         The Dime Savings Bank of New York, FSB (www.dime.com), is a regional bank currently serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage-banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

                                      * * *

         Investors and security holders are advised to read the registration statement and other documents related to the Dime and Hudson merger currently available, Dime's solicitation/recommendation statement in response to North Fork when it becomes available and any amendments to these documents when they become available because they contain, or will contain, important information. Investors and security holders may obtain these documents, when available, and other documents filed by Dime with the Securities and Exchange Commission at the SEC's Internet web site (www.sec.gov) and these documents may be obtained for free from Dime by directing such request to Dime Bancorp, Inc., Investor


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